Offering Statement for BitMovio, Inc.

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All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   BitMovio, Inc.

   2225 East Bayshore Road, Suite 100

Palo Alto, CA 94303

Eligibility

2. **The following are true for BitMovio, Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Jerry Kowal

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
   Jerry Kowal is Cofounder and Chief Content Officer at BitMovio. Mr. Kowal previously held senior executive operating roles at Netflix, Amazon, Endemol Shine Group and CBS, and as Managing Director of a privately-held consultancy advising entertainment clients on content strategy and business development, including clients such as Twitch, where he helped develop the company's initial content licensing strategy outside of gaming / Esports. While at Netflix, Mr. Kowal oversaw a $500 million annual content budget for the United States and Canada and licensed film and television content from every major studio and television network in the world, including some of Netflix's most highly viewed licensed titles such as Breaking Bad (from Sony), The Walking Dead (from AMC Networks), The Hunger Games film series (from Entertainment One) and Downton Abbey (from NBC Universal), in addition to some of Netflix's highest-performing film output deals with studios including Paramount and 20th Century Fox. In addition, Netflix's Canadian territory, which Mr. Kowal oversaw at the time, was Netflix's highest-performing region in the world in terms of median viewing hours per subscriber as well as subscriber retention rates. Earlier, at Endemol Shine Group,

Mr. Kowal served as SVP Digital and oversaw the company's entire US digital business, which encompassed content distribution and licensing, gaming, original digital video productions, and digital consumer products. During his time there he pioneered interactive second-screen entertainment experiences that leveraged Endemol's owned television properties (Deal or No Deal, Big Brother, Wipeout etc.) and positioned the company as a first mover in original digital video content (Married on MySpace, Kobe Bryant Academy, Coupon Mom), building several early success stories in the then-nascent YouTube/Multi-Channel Network original content space. He also negotiated and closed innovative partnerships with top Silicon Valley technology companies including Facebook, Google and Foursquare. In these and other positions, Mr. Kowal has sourced, led and closed dozens of pioneering transactions and partnerships across global licensing, content acquisition and distribution, music video distribution and licensing, and YouTube original content strategy and business development. Mr. Kowal holds an MBA from the Stanford Graduate School of Business, and Juris Doctor (JD) and Bachelor of Business Administration (BBA) degrees from the University of Michigan - Ann Arbor. 2018 - Present: BitMovio Co-founder & Chief Content Officer 2017 - 2018: Independent consultant providing strategy and business development services for media companies, including Twitch, Comcast / Fandango, and The Financial Times 2015 -2017 Vadio, Inc., Santa Monica, CA Senior Vice President, Business Development & Operations -Oversaw all company operations and led sales, business development and strategy; reported to CEO & Chairman -Closed partnership (e.g., Shazam, CBS, AOL, Vizio) and sales agreements that drove 100% of Vadio's total revenue -Managed all music label (e.g., WMG) and publisher relationships, negotiating directly with global rights holders -First senior executive hired upon close of company's $10M Series A financing in early 2015

Name
Rizwan Virk

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Rizwan Virk is Cofounder and Chief Strategy Officer at BitMovio, and is also Executive Director at Play Labs @ MIT. Mr. Virk previously was on the founding team of companies such as Theta Labs (creators of the THETA token), GameView Studios, and Tapjoy, and was an early investor in many gaming and blockchain companies, including Ripio, CoinMkt, Sliver.tv, Discord, eSports One, Telltale Games, Pocket Gems and Funzio. Riz's games have included Tap Fish (with over 50 million downloads) and adaptations of popular TV shows such as Penny Dreadful (from Showtime) and Grimm (from NBC/Universal). Riz was the founder of Bayview Films, and has been an executive producer on many independent films including adaptations of the works of science fiction writers Philip K. Dick and Ursula K. Le Guin, and Knights of Badassdom, starring Peter Dinklage, best known for his role in Game of Thrones. Riz holds a Masters of Science in Management from Stanford University Graduate School of Business and a Bachelor of Science in Computer Science & Engineering from MIT. 2018 - present: BitMovio Cofounder and Chief Strategy Officer 2017 - present: PlayLabs @ MIT Founder and Executive Director 2016 - 2018: Sliver.tv and Theta Labs Director of Corporate Development and Board Member 2012 - 2016: Midverse Studios, makers of Penny Dreadful and Grimm mobile games CEO

Name
Xianming Zhu

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Simon Zhu is Cofounder and Chief Executive Officer at BitMovio. Prior to BitMovio, Mr. Zhu was Executive Board Director and SVP of Product Management at Vobile Group, which provides content protection and monetization solutions to most of the major content providers including major studios such as Disney, Warner Bros, Viacom/Paramount, Netflix, major broadcasting TV networks in Hong Kong and Japan, as well as premium YouTube networks. The company won an Emmy Award in Technology in 2017 for its work in video identification technology to protect content value and copyright, and was successfully listed on the Hong Kong Stock Exchange in 2018 where Mr. Zhu led the majority of the IPO process. Mr. Zhu has more than 10 years of experience in technology innovation, product management, product marketing and business development in technology and

media across Asia, Canada, Europe, and the United States. Earlier, Mr. Zhu was on the product team at Turn Inc in the Silicon Valley (acquired by Amobee, a subsidiary of Singapore Telecommunication Limited) to build out its cross-platform advertising solutions, and at LiquidM in Berlin Germany to enhance its mobile advertising solutions. Mr. Zhu started his career as a scientist at Corning Inc in France and in the United States to build out next-generation internet backbone systems including optical fiber systems and wireless networks, during which Mr. Zhu authored and co-authored over 20 academic journal papers and conference proceedings, registered one parent and authored one book chapter. Mr. Zhu holds an MBA from the Stanford University Graduate School of Business, a Master of Science degree from McMaster University in Canada, and a Bachelor of Applied Science degree from Peking University in China. 2018 - Present: BitMovio CEO and Cofounder 2014 - 2018: Vobile Group (HKSE 3738) Executive Director and SVP of Product Management

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Xianming Zhu

Securities:	1,155,000
Class:	Common Stock
Voting Power:	47.0%

Rizwan Virk

Securities:	537,500
Class:	Common Stock
Voting Power:	22.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Existing video streaming platforms (represented by Netflix and YouTube) exercise maximum control & censorship with limited transparency, which in the process damages creativity and democracy of video entertainment. We believe the future of video entertainment is freemium video streaming that includes fans into the content creativity process with gamified engagement and monetization. This will be a massive opportunity - even larger than SVOD and AVOD combined, where BitMovio is well positioned to be the leader. BitMovio is a gamified video entertainment platform for the Fortnite generation with a freemium business model. It is a decentralized YouTube and Patreon-like platform for independent film producers and streamers, fundamentally transforming how content is monetized, how content creators are paid, how content creators and fans interact and engage, and how value and attention are compensated and rewarded. BitMovio introduces to the video streaming market interactivity, engagement and gamification elements that have made freemium games such as Fortnite a worldwide sensation. The key problems we intend to solve in the entertainment industry are: Our content creator community ranges from individual gamers, streamers, independent film producers to global production studios. We are initially focusing on the verticals of gaming/eSports, sports, sci-fi/fantasy, horror/thriller, paranormal / conspiracy, and other thought-provoking content verticals. Content creators can self-publish pre-recorded video-on-demand content, arrange live screening of video-on-demand content, and live stream important moments to share instantly with their fans, in each case on a global basis. They can earn revenue through a variety of monetization models and gamified incentives, and interact with their global fans through interactive experience such as real-time chat, on-screen bullet chat, tipping, gifting, microtransactions and more, creating an engaging and emotionally connected community on a global scale. Content creators can also pre-sell their upcoming content to their fans as an additional source of funding for their anticipated creative projects. Consumers can enjoy free content and preview a portion of paid content without creating an account; however, they need to login in order to interact and engage with content creators and the BitMovio community. Consumers can interact with content creators and other viewers in real-time chat, on-screen bullet chat, and one-on-one messaging. Consumers can support content creators through tipping/gifting, microtransactions, recurring subscriptions/patronizing, and can also pre-pay a future creative project as support for the content production process. Consumers can share their favorite content to external social networks (Facebook, Twitter etc.) to help promote the content, and can also help safeguard the community through content flagging and moderation. Through the BitMovio platform, consumers can contribute to the overall content viewing experience while earning rewards commensurate with their contributions. Advertisers and brands can directly engage with their targeted audience on the BitMovio platform through regular pre-roll or mid-roll video ads, or by incentivizing viewership engagement through rewarded video ads and also by sponsoring certain videos or content creators on the platform. Our business model is revenue-sharing which is currently set as 80:20. For each dollar/token spent by advertisers (via advertising) or consumers (via tipping/gifting, microtransaction, subscription, or prepayment) on the platform, the content creators will receive 80% of the spending and BitMovio will capture the remaining 20% as our net revenue to fund operations. We have assembled an outstanding team with decades of experience in software, blockchain, video technology, gaming, eSports, content production and licensing, and traditional and new media with multiple successful exits in M&A and IPOs in North America and Asia. This includes alumni and professors of Stanford and MIT, Oscar winning film-makers, and alumni from companies such as Netflix, Amazon, Endemol, NBCU, THX, CBS, Fox, The Walt Disney Company, Facebook, CoinBase, Qualcomm etc. Since launching our open beta platform (web, iOS app and Android app) in March 2019, we have gained wide adoption among the content community including premium film studios, production companies, TV networks, independent film producers, YouTube networks, and individual streamers.

BitMovio, Inc. currently has 4 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or

7. **Material factors that make an investment in BitMovio, Inc. speculative or risky:**

    1. We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. We were incorporated under the laws of Delaware on June 5, 2018. Accordingly, we have little history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our continuation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with an early-stage a business operating in the competitive industry of mobile applications, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

    2. From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights. Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement.

    3. We are subject to the data privacy and protection laws and regulations adopted by federal, state and foreign governmental agencies. Data privacy and protection is highly regulated and may become the subject of additional regulation in the future. Privacy laws restrict our storage, use, processing, disclosure, transfer and protection of personal information, including credit card data, provided to us by our customers as well as data we collect from our customers and employees. We strive to comply with all applicable laws, regulations, policies and legal obligations relating to privacy and data protection. However, it is possible that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Should this occur, we may be subject to fines, penalties and lawsuits, and our reputation may suffer. We may also be required to make modifications to our data practices that could have an adverse impact on our business.

    4. An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business. Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or

intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

5. Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service. The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly interface for our customers to use our mobile application, reliable and timely responses, and superior after sales services. Our economic prospects may decrease if our mobile application or website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide customer service in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

6. Maintaining, extending and expanding our reputation and brand image are essential to our business success. In order for the Company to compete and grow, we must extend and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. In addition, our success in extending and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We expect to increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

7. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

   You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

8. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

   The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

9. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end*

the Offering early.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

10. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

11. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

12. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

13. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

14. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

15. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

16. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

17. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

BitMovio, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $500,001 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

The proceeds will be used to expand the BitMovio technology platform, content library, and to ramp up sales and marketing to grow the audience for this next-generation media platform. 35% for R&D. We will continue to build the BitMovio platform, expanding from the current access points to include set-top boxes and other connected devices, and to keep adding social and freemium features to the platform. 30% for content funding & partnership. These funds will be used to help our content creators and user community create exclusive content that will only appear on the BitMovio platform. We have many content creators already who are creating new content for BitMovio. These funds will allow us to secure rights for and help fund new content that our audience is most interested in viewing. 20% for Sales & Marketing. These funds will be used primarily to grow the audience for the content creators who have joined the BitMovio platform. The commitment of BitMovio to spend money on marketing and user acquisition will accelerate the adoption of the BitMovio platform in all directions, including advertisers, content creators, and end users. 15% for legal and operations. These funds will be used for legal expenses and operations of BitMovio.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$24,500
Research & Development	$3,330	$166,426
Working Capital	$0	$0
Content Funding & Partnership	$2,855	$142,650
Marketing & User Acquisition	$1,900	$95,100
Admin & Operations	$1,425	$71,325
Total Use of Proceeds	**$10,000**	**$500,001**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and BitMovio, Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

    If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $2.60 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	10,000,000	2,485,375	Yes	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Stock Options	Options to purchase common stock at a price of $0.05 per share.	23,100
Stock Options	Options to purchase common stock at a weighted average exercise price of $0.01 per share, and a weighted average duration to expiration of 9.8 years	27,527
Stock Option Plan	Shares reserved for future issuance of options to purchase common stock. The terms of the stock options have not been determined.	495,573

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

Aside from the two shareholders who individually each own more than 20% of the company in common stock, 6 individuals each have varying levels of common stock ownership in BitMovio, Inc. Additionally, 13 shareholders have varying levels of ownership on promissory notes totaling $1,190,000 with a simple interest at 5% per annum. If all the debt holders convert into equity, your percentage interest in the Company will be diluted. $590,000 of the debt is convertible subject to a pre-money valuation cap of $3,000,000 and $600,000 of the debt is convertible subject to a pre-money valuation cap of $600,000. See paragraph #24 below for specific terms of each convertible note.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

No.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

At current levels of ownership, Xianming Zhu and Rizwan Virk represent a majority ownership of BitMovio Inc. and have the ability to make decisions that are not in purchaser's best interests. Xianming owns 46.58% in common stock ownership (38.17% of fully diluted ownership) and Rizwan owns 21.68% in common stock ownership (17.77% of fully diluted ownership). As a minority owner, a purchaser may be outvoted on issues that impact his or her investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

    At issuer's discretion.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

    Investors with a minority ownership in BitMovio, Inc will be subject to the same risks as any investor with a minority stake in the company. Primarily, minority investors will not have the voting rights required to influence company direction at their discretion.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

    The issuance of additional securities will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our common stock, if any, would decline. A sale of our company or of all the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. We anticipate that if we have any transactions with related parties, that they will be on an arms-length basis. There can be no assurance that we will be able to obtain financing if and when it is needed on terms we deem acceptable. If we are unable to obtain financing on reasonable terms, or, if our related-party lenders do not continue to cooperate with us, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	IMO Ventures Fund II, LP
Amount Outstanding:	$300,000
Interest Rate:	5.0%
Maturity Date:	July 13, 2020
Other Material Terms:	
Creditor(s):	Basis Set Ventures I, L.P.

Amount Outstanding:	$100,000
Interest Rate:	5.0%
Maturity Date:	July 20, 2020
Other Material Terms:	
Creditor(s):	Northbay Solutions, LLC
Amount Outstanding:	$25,000
Interest Rate:	5.0%
Maturity Date:	July 20, 2020
Other Material Terms:	
Creditor(s):	Play Fund, LLC
Amount Outstanding:	$40,000
Interest Rate:	5.0%
Maturity Date:	July 20, 2020
Other Material Terms:	
Creditor(s):	BlockCentury
Amount Outstanding:	$20,000
Interest Rate:	5.0%
Maturity Date:	August 1, 2020
Other Material Terms:	
Creditor(s):	Seraph Investments, LLC
Amount Outstanding:	$10,000
Interest Rate:	5.0%
Maturity Date:	August 8, 2020
Other Material Terms:	
Creditor(s):	Seraph Investments, LLC
Amount Outstanding:	$20,000
Interest Rate:	5.0%
Maturity Date:	August 30, 2020
Other Material Terms:	
Creditor(s):	Northbay Solutions, LLC
Amount Outstanding:	$75,000
Interest Rate:	5.0%
Maturity Date:	October 18, 2020
Other Material Terms:	
Creditor(s):	Station 13, LLC
Amount Outstanding:	$500,000

Interest Rate:	5.0%
Maturity Date:	January 15, 2020
Other Material Terms:	
Creditor(s):	BlockCentury
Amount Outstanding:	$14,000
Interest Rate:	5.0%
Maturity Date:	January 15, 2020
Other Material Terms:	
Creditor(s):	Coyote Ridge Investors, L.P.
Amount Outstanding:	$30,000
Interest Rate:	5.0%
Maturity Date:	January 15, 2020
Other Material Terms:	
Creditor(s):	Bobcat Manor Investors, L.P.
Amount Outstanding:	$30,000
Interest Rate:	5.0%
Maturity Date:	January 15, 2020
Other Material Terms:	
Creditor(s):	Bayview Labs, LLC
Amount Outstanding:	$26,000
Interest Rate:	5.0%
Maturity Date:	January 15, 2020
Other Material Terms:	

25. **What other exempt offerings has BitMovio, Inc. conducted within the past three years?**

Date of Offering:	06/2018
Exemption:	Reg. D, Rule 506b (Title II of JOBS Act)
Securities Offered:	Common Stock
Amount Sold:	$20,000
Use of Proceeds:	Product development

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. any director or officer of the issuer;
    2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    4. any immediate family member of any of the foregoing persons.

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    BitMovio, Inc. is an early-stage company that is still pre-revenue. Our average monthly burn rate is around $60,000, with an average allocation of 40% towards sales and marketing, 40% to development, 10% to G&A, and 10% to operations/customer success. We currently have developed metrics around our user base. With this raise, we plan to allocate a higher percentage to development, as well as to sales and marketing. We believe these activities will result in the traction we will need to secure venture capital funding. We intend to raise a $3-5 million in a Series A round in 2020. We currently have ~$200,000 in the bank. We will continue to keep a tight rein on expenses in order to maintain a secure runway for the duration of the time it will take to close this round. Our expenses from our date of inception on June 5, 2018, to our year end on December 31, 2018, amounted to $322,029, which resulted in a $322,029 loss from operations. The $322,029 in expenses included $157,965 in Research & Development, $88,931 in Sales & Marketing, and $75,133 in General & Administrative. Subsequent to December 31, 2018, we have been successful in raising capital via Convertible Note investments. At December 31, 2018, total investments amounted to $590,000. Our last equity round, in January 2019, was priced at a $6M pre-money conversion cap. Given our progress, we believe that US$2.60 per share, which values the company at $8M pre-money, is now appropriate. Our last financing round (convertible note) raised in January 2019 is with pre-money of $6M. Since last round, significant progress has been made at BitMovio, including launching the open-beta product (web, iOS, Android), acquired and onboarded over 6,000 hours of content from film studios, YouTube networks and independent film producers and streamers, and gained sizable traction among consumers. Thus we set the pre-money valuation of this round to be ~$8M, equivalent to the price per share of $2.00 (taking into account the number of shares outstanding as converted fully diluted plus the number of shares that could be issued to previous convertible note investors if converted with the pre-money cap).

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

   1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
      1. in connection with the purchase or sale of any security?
      2. involving the making of any false filing with the Commission?
      3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

   2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
      1. in connection with the purchase or sale of any security?;
      2. involving the making of any false filing with the Commission?
      3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

   3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
      1. at the time of the filing of this offering statement bars the person from:
         1. association with an entity regulated by such commission, authority, agency or officer?
         2. engaging in the business of securities, insurance or banking?
         3. engaging in savings association or credit union activities?
      2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

   4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
      1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
      2. places limitations on the activities, functions or operations of such person?
      3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

      If Yes to any of the above, explain:

   5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
      1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or

       any other rule or regulation thereunder?
2. **Section 5 of the Securities Act?**

6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**
7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**
8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

BitMovio, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

Video Transcription: Here's Alice, an independent film producer, and here's Vince, a videographer on Youtube. Netflix rejected Alice's film, so she uploaded it to Amazon Video. But with only a few clicks, Amazon took 50% of her earnings. Vince broadcasts daily on Youtube to 2 million followers, but can barely support his living. This will be changed by BitMovio, a blockchain-enabled video entertainment platform. Upon signing up, every user will be assigned a crypto-wallet. Through our platform, content creators can have complete control and transparency for their content, and directly engage their audience with many new ways. Consumers can prepay their favorite creators for future content through crowdfunding. They can find unique and interesting content on our platform, engage with creators and peers through realtime chat and on-screen bullet chat, and further tip the creator to show support. All of the payment will be instantaneously available to them. In addition, consumers can opt-in to the beta blockchain protocol to share their bandwidth and earn tokens. Bitmovio, next generation entertainment platform, powered by blockchain.

The following documents are being submitted as part of this offering:

    Governance:

        Certificate of Incorporation: certificateofincorporation.pdf

        Corporate Bylaws: corporatebylaws.pdf

    Opportunity:

        Offering Page JPG: offeringpage.jpg

        Pitch Deck: pitchdeck.pdf

    Financials:

        Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

    Once posted, the annual report may be found on the issuer's web site at: www.bitmov.io

    The issuer must continue to comply with the ongoing reporting requirements until:

    - the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    - the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
    - the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
    - the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
    - the issuer liquidates or dissolves its business in accordance with state law.